

June 6, 2012

<u>Via Email</u>
Mr. SungHwan Cho
Chief Financial Officer
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

      Re: **Icahn Enterprises L.P.**
               Form 10-K for the year ended December 31, 2011
               Filed March 12, 2012
               File No. 001-09516

Dear Mr. Cho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60
Liquidity and Capital Resources, page 75
Off-Balance Sheet Arrangements, page 77

1. Please revise future filings to include all of the disclosures required by Item 303(a)(4)(i) with regards to your off balance sheet arrangements. In this regard, we note some of the disclosure requirements have been provided in Note 7 to the financial statements, but not all, such as the business purpose for using credit default swaps and securities sold not yet purchased. Please revise future filings accordingly.

<u>Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 86</u>
<u>Automotive, page 87</u>

2. We note that you refer to Note 7 to your financial statements for market risk disclosures concerning your automotive segment. However, it appears as though the disclosures which have been provided in Note 7 do not fully comply with the requirements outlined in Item 305 of Regulation S-K. Please revise your disclosures regarding all of the market risks associated with this segment in future filings so that they are presented in one of the suggested formats outlined in Item 305(a) of Regulation S-K.

<u>Quarterly Report on Form 10-Q for the Quarter ended March 31, 2012</u>

<u>Financial Statements, page 1</u>
<u>Notes to Consolidated Financial Statements, page 6</u>
<u>13. Net Income per LP Unit, page 34</u>

3. We note the disclosure included in Note 13 which indicates that at the close of business on December 27, 2011, the company distributed subscription rights on a pro rata basis to holders of record of its depository units. We also note that each whole right entitled the holder to acquire one newly issued depository unit of Icahn Enterprises at a subscription price of $36.7933. With regard to these rights, please tell us and revise future filings to explain how the subscription price for these rights was determined. As part of your response, please indicate whether the subscription price provided for a bonus element as described in ASC 260-10-55-13 and indicate how any bonus element was accounted for in the company's earnings per share computations for the periods presented in the company's interim financial statements.

<u>Form 8-K filed April 24, 2012</u>
<u>Form 8-K filed February 28, 2012</u>
<u>Exhibits 99.1</u>

4. We note your presentation of the non-GAAP measures "adjusted net income" and "operational EBITDA" in the press releases included as exhibits to your reports on Form 8-K. Please revise future filings to clearly state why management believes the presentation of these non-GAAP measures are useful to investors. Refer to the guidance outlined in Item 10(e)(1)(i)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief